UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Blue Square Real Estate Ltd. ("BSRE"), a 74.76% subsidiary of Alon Blue Square Israel Ltd. (the "Company"), commenced today a buyback by way of tender offer to acquire from BSRE shareholders on a pro rata basis an aggregate of 979,220 of BSRE's ordinary shares, representing 7.8% of the outstanding shares and voting rights in BSRE, at a price per share of NIS 163 (US$46.06 based on the representative rate of exchange as of February 5, 2014), which is an approximately 30% premium to the closing share price of BSRE on the Tel Aviv Stock Exchange on February 5, 2014. It is the intention of the Company to tender its shares in BSRE in the tender offer. Assuming that the tender offer is consummated and all shareholders of BSRE tender their shares to BSRE, 732,062 shares held by the Company in BSRE will be acquired by BSRE for an aggregate consideration of approximately NIS 119.3 million (US$33.7 million), and the Company's percentage ownership in BSRE will not change. If not all shareholders of BSRE tender their shares, BSRE will acquire additional BSRE shares on a pro rata basis from each shareholder who responds, including the Company, and the Company's percentage ownership in BSRE would slightly decrease.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

February 6, 2014	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary